UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                  15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2006

                             Commission File Number

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                   1, Vassilissis Sofias Meg. Alexandrou Str.
                                 151 24 Maroussi
                                     Greece

                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]             No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this report on Form 6-K as Exhibit 1 is the press release issued by TOP Tankers Inc. (the "Company") on November 29, 2006 announcing the resignation of the Company's independent auditors and date of the Company's third quarter earnings release.

                                                                       Exhibit 1

[GRAPHIC OMITTED]

NEWS RELEASE for November 29, 2006 at 7:35 am EST
-------------------------------------------------
Contact:   Michael Mason (investors)          Stamatis Tsantanis, CFO
           Allen & Caron Inc                  TOP Tankers Inc
           212 691 8087                       011 30 210 812 8199
           michaelm@allencaron.com            snt@toptankers.com


            TOP TANKERS ANNOUNCES RESIGNATION OF INDEPENDENT AUDITORS
                   AND DATE OF THIRD QUARTER EARNINGS RELEASE

ATHENS, GREECE (November 29, 2006) ... TOP Tankers Inc (NasdaqGS:TOPT), announced today that its auditors, Ernst & Young, ("E&Y"), have resigned as the Company's independent auditors. This resignation occurred as the Company and E&Y were in ongoing discussions to finalize their review of the third quarter 2006 results.

The discussions related to a disagreement over the accounting treatment of certain aspects of the sale and leaseback of thirteen vessels that closed in March and April 2006.

The Company believes that its accounting treatment of the sale and leaseback transactions, which was also approved by the Audit Committee of the Company's Board of Directors, was appropriate.

E&Y had previously reviewed the Company's interim unaudited financial statements and the relevant earnings releases for the first and second quarters of 2006. However, the Company has decided to restate its interim unaudited financial statements for the first and second quarters of 2006, in accordance with E&Y's later recommendations.

The Company estimates that this restatement will reduce net income per share by up to $0.02 for the first quarter of 2006 and up to a $0.09 per share for the second quarter of 2006. In addition there will be some balance sheet adjustments for the same periods. Analytical tables with the restated amounts will be provided in the Company's earnings release.

The restatement will not affect the Company's audited financial statements for the years ended December 31, 2004 and 2005.

The Company is currently discussing with another major accounting firm that firm's appointment as the Company's independent auditors.

Earnings Release and Conference Call

The Company also announced plans to release its third quarter 2006 results on Thursday, December 7, 2006 at 7:35 AM EST. The Company's management will host a conference call to review the results and discuss other corporate news and its outlook that same day at 11:00 AM EST.

Participants should dial into the call 10-15 minutes before the scheduled time using the following numbers: 877 407 8035 (from the US and Canada) or +1 201 689 8035 (from outside the US and Canada). A live webcast of the conference call will also be accessible via the Internet at www.toptankers.com, or by going to www.investorcalendar.com.

The telephonic replay of the conference call will be available by dialing 877 660 6853 (from the US and Canada) or +1 201 612 7415 (from outside the US and Canada) and by entering account number 286 and conference ID number 219731. An online archive will also be available immediately following the call at the sites noted above. Both are available for one week, through December 14, 2006.

About TOP Tankers Inc

     TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products transportation services. Upon delivery of the vessel Topless to its new owners, the Company will operate a fleet of 24 tankers, consisting of 13 double-hull Suezmax tankers and 11 double-hull Handymax tankers, with a total carrying capacity of approximately 2.5 million dwt, of which 88% are sister ships. Sixteen of the Company's 24 tankers will be on time charter contracts with an average term of over three years with all but two of the time charters including profit sharing agreements.

Forward Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry- docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

     Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             TOP TANKERS INC.


Dated: December 5, 2006                      By: /s/ Stamatis N. Tsantanis
                                                ------------------------------
                                                Name:  Stamatis N. Tsantanis
                                                Title: Chief Financial Officer



SK 23116 0001 727721